3/11

BP 3/14 8-49296

03013501

TED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- ~~41081~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Turner 513 794 6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara A. Turner
Signature

Vice President
Title

RITA J. ASBROCK
Notary Public, State of Ohio
My Commission Expires, May 09, 2005

Rita J. Asbrock
Notary Public

NOTARIAL SEAL

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

The Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, OH
January 17, 2003

KPMG

OHIO NATIONAL EQUITIES, INC.

Financial Statements and Supplementary Data

December 31, 2002

With Independent Auditors' Report Thereon

OHIO NATIONAL EQUITIES, INC.

Table of Contents

KPMG

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Report

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (a wholly owned subsidiary of The Ohio National Life Insurance Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Equities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
January 17, 2003

OHIO NATIONAL EQUITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	4,488,412
Accounts receivable from affiliate (notes 2 and 3)		758,167
Other assets		9,761
Total assets	$	5,256,340
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	109,841
Commissions payable		324,782
Other liabilities		46,017
Total liabilities		480,640
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; 3,300 shares issued and outstanding at stated value of $10 per share		33,000
Additional paid-in capital		3,297,000
Retained earnings		1,445,700
Total stockholder's equity		4,775,700
Contingencies (note 5)		
Total liabilities and stockholder's equity	$	5,256,340

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Statement of Operations

Year Ended December 31, 2002

Revenues:	
Income from sales of investment company shares (note 3)	$ 78,656,297
Net service fees	50,825
Other income	11,334
Interest income	4,520
	78,722,976
Expenses:	
Commissions (note 3)	68,395,568
Employee compensation and benefits	3,143,159
Regulatory fees and expenses	295,557
Travel and entertainment	758,281
Service contracts (note 3)	1,050,000
Other expenses (note 3)	1,487,732
	75,130,297
Income before federal income tax expense	3,592,679
Federal income tax expense (note 2)	1,244,426
Net income	$ 2,348,253

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Net stockholder's equity
Balance at December 31, 2001	$	33,000	3,297,000	(902,553)	2,427,447
Net income		—	—	2,348,253	2,348,253
Balance at December 31, 2002	$	33,000	3,297,000	1,445,700	4,775,700

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	2,348,253
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable from affiliates		39,929
Decrease in other assets		1,400
Decrease in accounts payable and accrued expenses		(102,141)
Net cash provided by operating activities		2,287,441
Increase in cash and cash equivalents		2,287,441
Cash and cash equivalents at beginning of year		2,200,971
Cash and cash equivalents at end of year	$	4,488,412

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Notes to Financial Statements

December 31, 2002

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the Company) was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly-owned subsidiary of The Ohio National Life Insurance Company (ONLIC), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Accordingly, the Company follows the industry accounting practice of recording marketable securities owned at fair value in the statement of financial condition with related changes reflected in results of operations for the year.

The Company receives income from sales by retaining sales load income from the sale of variable life insurance and annuity contracts on behalf of ONLIC to unrelated third party broker dealers. Fee and commission income are recognized when sales are made. Commission expense is recognized when sales are made. See note 3 concerning related party transactions.

Interest income is recognized when earned.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying value of assets and liabilities approximate their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Federal Income Taxes

The Company files a consolidated Federal income tax return with ONLIC. The Company calculates income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Company, which would be realized by ONLIC on a consolidated return, go to the benefit of the Company. The Company has not established any deferred tax assets, liabilities or valuation allowance in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, as temporary differences are immaterial to the financial position of the companies.

The expected total Federal income tax expense computed by applying the U.S. Federal income tax rate does not materially differ from the actual total Federal income tax expense.

Total Federal income tax paid was $1,314,953 for the year ended December 31, 2002.

As of December 31, 2002, the Company had a Federal income tax receivable of $70,527 included in accounts receivable from affiliate.

(Continued)

OHIO NATIONAL EQUITIES, INC.

Notes to Financial Statements

December 31, 2002

(3) Related Party Transactions

The Company has a service contract with ONLIC whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own. The expenses incurred pursuant to this contract were $1,000,000 in 2002.

The Company has a distribution agreement with ONLIC to distribute variable life insurance and annuity contracts of the parent whereby agents of ONLIC sell and distribute variable insurance contracts of the parent. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2002, the sale of these contracts resulted in income from sales of investment company shares of $78,656,297 and commission expense of $68,395,568.

The receivable due from ONLIC related to the service contract and distribution agreement was $681,597 as of December 31, 2002.

Other expenses include $810,020 paid by the Company, pursuant to the distribution agreement, for prospectuses used in the sale of the variable life insurance and annuity contracts.

The Company has a service contract with The O.N. Equity Sales Company, an affiliate, whereby the Company pays $12,500 quarterly for services. There is no assurance that these costs would be similar if the Company had to obtain such services on its own.

(4) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule).

Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2002, the Company had a minimum net capital requirement of $32,043, and "aggregate indebtedness" and "net capital" of 480,640 and $3,912,772, respectively.

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

Schedule 1

OHIO NATIONAL EQUITIES, INC.

Computation of Net Capital under Rule 15c3-1

December 31, 2002

Aggregate indebtedness:		
Accounts payable including payable to affiliate	$	480,640
Net capital	$	3,912,772
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $480,640)		32,043
Net capital in excess of requirements	$	3,880,729
Ratio of aggregate indebtedness to net capital	$	0.12
Net worth:		
Common stock	$	33,000
Additional paid-in capital		3,297,000
Retained earnings		1,445,700
Total net worth		4,775,700
Deduct:		
Non-allowable assets		
Accounts receivable from affiliate		758,167
Other assets		104,761
		862,928
Net capital before haircuts on securities positions		3,912,772
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	3,912,772

Note: There is no material difference from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2002.

See accompanying independent auditors' report.